Exhibit 6.7

November 30, 2018

Dear Mr. Kenneth S. Cragun,

This letter is the CFO Offer Letter dated November 30, 2018 which detailed terms of your employment agreement. As of this date, you confirm your continued willingness to serve as the Chief Financial Officer (“CFO”) and Treasurer of Alzamend Neuro, Inc. (the “Company”) on the terms set forth below for a term of four years. This letter shall serve as a binding Memorandum of Understanding with a more definitive employment agreement detailing the job description and responsibilities, that will be provided within 30 calendar days of your acceptance of this letter.

The Company is pleased to offer you the following position effective on December 15, 2018 with the compensation detailed as follows:

1.                 Annual compensation of $60,000.00 payable in monthly installments according to the Company's regular payroll schedule; and

2.                 Upon approval of an application to trade by a U.S. national securities exchange, the annual compensation will increase to $120,000.00 payable in monthly installments according to the Company's regular payroll schedule;

•            The Company shall grant you an option to purchase one million (1,500,000) shares of the Company’s common stock exercisable for a period of seven (7) years at the Fair Market Value (“FMV”), currently $1.00. For purposes of determining the FMV of a share of common stock as of any date, the FMV as of that date shall be, unless otherwise determined by the Company’s Board of Directors (the “Board”), the closing sale price during regular trading hours of the common stock on the date on the principal securities market in which shares of common stock is then traded; or, if there were no trades on that date, the closing sale price during regular trading hours of the common stock on the first trading day prior to that date. If the common stock is not publicly traded at the time a determination of FMV is required to be made hereunder, the determination of such amount shall be made by the Board in such manner as it deems appropriate. The 1,000,000 options shall vest ratably over 48 months beginning with the first month after the grant date while 500,000 options shall vest upon the Company being approved to trade publicly by a national exchange e.g. NASDAQ or NYSE American.

3. During the Employment Period, you shall be entitled to an annual bonus (the “Annual Bonus”) if the Company meets or exceeds criteria adopted by the Compensation Committee, or if the Company has not established a Compensation Committee the Board (the “Compensation Committee”), for earning Bonuses which shall be adopted by the Compensation Committee annually. Bonuses shall be paid promptly after determination that the relevant targets have been met, it being understood that the attainment of any financial targets associated with any bonus shall not be determined until following the completion of the Company’s annual audit and public announcement. The Annual Bonus may consist of cash, common stock or a combination of the two. The Annual Bonus, if any, shall in part be determined based upon the successful attainment of the following milestones:

A.    Approval to conduct a Second Phase Clinical Trial for CAO22W;

B.     Approval to conduct a Third Phase Clinical Trial for CAO22W;

C.    Approval to conduct a Third Phase Clinical Trial for LiProSal;

D.    Equity or debt financings.

4.                Participation in the Company’s medical insurance and benefit program as well as in any and all other employment benefit programs offered, as established by the Company.

5.                During the term of your employment with the Company, and for a period of three (3) years thereafter, you shall maintain in strict confidence all information that you have obtained or shall obtain from Alzamend which Alzamend has designated as “confidential” or which is, by its nature confidential, relating to Alzamend’s business, operations, properties, assets, services, condition (financial or otherwise), liabilities, employee relations, customers (including customer usage statistics), suppliers, prospects, technology, or trade secrets, except to the extent such information (i) is in the public domain through no act or omission of Alzamend, (ii) is required to be disclosed by law or a valid order by a court or other governmental body, or (iii) is independently learned by you outside of this relationship.

6.                 Additionally, the Company shall reimburse you for all of your out-of- pocket expenses incurred in connection with your duties as the CFO and as the Treasurer.

I am confident that your work will prove instrumental in helping us build a world-class company. Please confirm your acceptance of these terms by signing and dating this letter agreement and returning it to the undersigned. By signing this letter agreement, you reconfirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

Very truly yours,

Alzamend Neuro, Inc. By: Milton C. Ault, III Chairman of the Board of Directors
I have read and accept and agree to the above terms: By: Kenneth S. Cragun